SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

REPORT OF INDEPENDENT AUDITORS

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio

June 6, 2003

Convergys Corporation Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash	$2,569,951	$2,352,738
Investments, at fair value	252,024,752	336,334,264
Receivables:
Participant contributions	1,028,800	873,827
Employer contributions	488,142	423,599

Total receivables	1,516,942	1,297,426

Assets available for benefits	$256,111,645	$339,984,428

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions:
Participant contributions	$26,464,583
Employer contributions	12,676,834
Rollover contributions	2,502,105
Dividend and other income	4,584,798
Transfers from other Company plans	9,797,308

Total additions	56,025,628
Deductions:
Net depreciation in fair value of investments	126,634,987
Benefits paid to participants	13,112,307
Administrative expenses	151,117

Total deductions	139,898,411

Net decrease	(83,872,783)
Assets available for benefits at beginning of year	339,984,428

Assets available for benefits at end of year	$256,111,645

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”), Convergys Information Management Group Inc. (IMG), and Convergys Customer Management Group Inc. (CMG), each individually a “Participating Company”, who are twenty-one years of age or older. Prior to January 1, 2002, eligible employees also had to have one year of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On February 27, 2002, a plan amendment was adopted to amend and restate the Plan to comply with all changes in the law and incorporate all plan amendments since the last restatement. On April 1, 2002, the investment options of the Plan were amended. The Baron Asset Fund was removed from the Plan’s investment offerings. On December 31, 2002, the plan was amended as necessary to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, to reflect the results of recent negotiations related to a group of participants whose employment is governed by a collective bargaining agreement, to reflect the merger of the CMG Retirement Savings Plan and the ISD Partnership 401(k) Retirement Savings Plan into the Plan, and other minor changes and clarifications.

Contributions

Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Effective January 1, 2002, each Participating Company contributes an amount equal to 100% of the first 3% of eligible compensation contributed plus 50% of the next 2% of eligible compensation contributed by Participants if they have completed at least one year of credited service. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. The Plan allows participants to immediately transfer the investment of Company matching contributions from the Company stock to any other investment option(s) offered under the Plan. Contributions are subject to certain limitations.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Prior to January 1, 2002, each Participating Company contributed an amount equal to the lesser of (a) 4% of the Participant’s covered compensation or (b) 66 2/3% of the amount of the salary deferral contributions made with respect to such covered compensation. The matching Company contributions, which were also invested directly in Convergys Corporation common stock, were subject to certain limitations prior to January 1, 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2002, participants are vested immediately in the Participating Company contribution portion of their accounts plus actual earnings thereon. Prior to January 1, 2002, participants were 100% vested in the Participating Company contribution portion of their accounts after three years of credited service.

Participant Loans

Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Investments

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$32,540,921
Common stock	94,094,066

$126,634,987

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2002	2001
Common Stock:
Convergys Corporation *	$58,134,187	$131,252,243
Broadwing Inc.	7,560,680	22,341,211
Mutual Funds:
Fidelity Equity Income Fund	16,456,767	17,330,143
Fidelity Dividend Growth Fund	51,536,572	61,456,723
Fidelity Managed Income Portfolio	27,748,783	19,640,146
Fidelity Puritan Fund	15,470,024	14,915,277
Spartan U.S. Equity Index Fund	14,432,789	17,043,977
PIMCO Total Return Fund	13,163,854	7,470,404

*	non-participant directed prior to January 1, 2002.

Investments of the Fidelity Managed Income Portfolio consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsible withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 5.87% for 2002 and 6.40% for 2001. The average yield on the contracts was 5.30% for 2002 and 5.93% for 2001.

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid amount to $151,117 for the year ended December 31, 2002. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

On May 14, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code.

On February 27, 2002, the Plan filed an application for an updated favorable determination letter with the Internal Revenue Service with respect to the qualification of the recent amendment and restatement of the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CVG has stated that it will make any amendments to the Plan that are required by the IRS in order to obtain a favorable determination letter from the IRS.

6. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

7. Plan Merger

On October 1, 2001, the Convergys Corporation Employee Benefits Committee elected to merge the Convergys CMG Retirement Savings Plan with the Plan. All assets of the Convergys CMG Retirement Savings Plan were transferred to the Plan by April 30, 2002. On April 1, 2002, the ISD Partnership 401(k) Retirement Savings Plan was merged into the Plan.

8. Subsequent Events

On May 9, 2003, the Convergys Corporation Employee Benefits Committee elected to increase the maximum participant contribution limit for the Plan from 16% of pretax annual compensation to 25% of pretax annual compensation and to permit a catch-up contribution to be made by participants age 50 and older. On May 27, 2003, the Broadwing, Inc. Shares Fund changed its name to the Cincinnati Bell Fund.

Convergys Corporation Retirement and Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2002

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
*Convergys Corporation Shares Fund	3,837,240 shares	$58,134,187
Broadwing, Inc. Shares Fund	2,147,921 shares	7,560,680

		65,694,867
Mutual Funds
*Fidelity Cash Reserve Fund	43,237 shares	43,237
*Fidelity Diversified International Fund	626,150 shares	10,744,727
*Fidelity Dividend Growth Fund	2,308,986 shares	51,536,572
*Fidelity Equity Income Fund	414,841 shares	16,456,767
*Fidelity Freedom 2000 Fund	42,948 shares	472,853
*Fidelity Freedom 2010 Fund	130,714 shares	1,495,364
*Fidelity Freedom 2020 Fund	138,548 shares	1,474,153
*Fidelity Freedom 2030 Fund	102,421 shares	1,048,795
*Fidelity Freedom Income Fund	107,284 shares	1,137,214
*Fidelity Growth Company Fund	110,265 shares	3,905,571
*Fidelity High Income Fund	83,002 shares	630,813
*Fidelity Managed Income Portfolio	27,748,783 shares	27,748,783
*Fidelity Mid-Cap Stock Fund	652,828 shares	10,614,989
*Fidelity Puritan Fund	979,736 shares	15,470,024
MS Small Company Growth Portfolio B Fund	298,156 shares	2,164,610
Participant Self-Directed Brokerage Accounts		7,690,472
PIMCO Total Return Fund	1,233,726 shares	13,163,854
Spartan U.S. Equity Index Fund	463,332 shares	14,432,789

		180,231,587
Loans
Loans to participants	Interest rates ranging from 5.25% to 10.50%	8,668,249

*Indicates parties-in-interest to the Plan.		$254,594,703

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ LAURA A. RYAN
Laura A. Ryan

June 6, 2003